As filed with the Securities and Exchange Commission on March 26, 2025	Registration No. 333-273223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
______________
Lion Group Holding Ltd.
(Exact name of issuer of deposited securities as specified in its charter)
______________
Not Applicable
(Translation of issuer’s name into English)
______________
Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
____________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
____________
1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
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Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, New York 10168
+1 (212) 947-7200
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________________
Copies to:

Melissa Butler, Esq.
Bree Peterson, Esq.
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom
+(44) 20 7532-1432
__________________________________
It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐
_________________________________
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
American Depositary Shares, each representing 2,500 Class A ordinary shares of Lion Group Holding Ltd.	N/A	N/A	N/A	N/A
[1]	For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

[3]	Previously paid.
This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Registration No. 333-273223) is being filed solely to (i) effect a ratio change for each American Depositary Share so that the new ratio shall be one (1) American Depositary Share to 2,500 Class A ordinary shares of Lion Group Holding Ltd. and (ii) make corresponding changes reflecting the ratio change to the previously filed Deposit Agreement.
PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to Amendment No. 2 to the Deposit Agreement filed as Exhibit (a)(iii) to this Post-Effective Amendment to the Registration Statement on Form F-6 (File No. 333-273223), which is incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Face of Receipt – Article 9

Item 2.	AVAILABLE INFORMATION
Lion Group Holding Ltd. (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the U.S. Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS

(a)(i)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed as Exhibit (a) to Form F-6 (File No. 333-273223) and incorporated herein by reference.

(a)(ii)	Amendment No.1 to the Deposit Agreement— Previously filed as Exhibit (a)(ii) to the registration statement on Form F-6 to (File No. 333-273223) and incorporated herein by reference.

(a)(iii)	Amendment No.2 to the Deposit Agreement— Filed herewith as Exhibit (a)(iii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)
Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Previously filed as Exhibit (d) to Form F-6 (File No. 333-273223) and incorporated herein by reference.

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. —– Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 26, 2025.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for Class A ordinary shares, par value US$0.0001 per share of Lion Group Holding Ltd.
Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, as amended, Lion Group Holding Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on March 26, 2025.
LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chunning Wang, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Under the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 has been signed by the following persons on March 26, 2025, in the capacities indicated.
Signature	Title

/s/ Chunning Wang	Chairman of the Board and Chief Executive Officer
Name: Chunning Wang	(principal executive officer)

/s/ Sze Hau Lee	Director and Chief Financial Officer
Name: Sze Hau Lee	(principal financial and accounting officer)

/s/ Yan Zhang	Director and President
Name: Yan Zhang

/s/ Chi Fai Choi	Director
Name: Chi Fai Choi

/s/ Anthony Lau Hoi Ho	Director
Name: Anthony Lau Hoi Ho

/s/ Tak Wing Lo	Director
Name: Tak Wing Lo

/s/ Zhang Zhixiang	Director
Name: Zhang Zhixiang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Lion Group Holding Ltd., has signed this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 in New York, New York, United States of America on March 26, 2025.
Cogency Global Inc

By:	/s/ Colleen A. DeVries
	Name:	Colleen A. DeVries
	Title:	Senior Vice President on behalf of Cogency Global Inc.

Index to Exhibits
Exhibit	Document
(a)(iii)	Amendment No. 2 to the Deposit Agreement
(e)	Rule 466 Certification